[redacted]

09058888

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
110

SEC FILE NUMBER
8- [redacted] 57367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East Capitol Street, Suite 402
(No. and Street)

Jackson,	MS	39201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Howard, President — (601) 592-4905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

50 North Front Street, Suite 900	Memphis	TN	38103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Howard, swear (of affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BancorpSouth Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

DOROTHY J. CHATMAN NOTARY SEAL RANKIN COUNTY, MS

Thomas Howard
President and Chief Executive Officer

Notary Public
MY COMMISSION EXPIRES:
AUGUST 8, 2010

This report contains (check all applicable items):

x	(a)	Facing Page
x	(b)	Statement of Financial Condition
x	(c)	Statement of Income
x	(d)	Statement of Shareholder's Equity
x	(e)	Statement of Cash Flows
___	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
x	(g)	Computation of Net Capital
___	(h)	Computation for Determination of Reserve Requirements Under Rule 15c3-3
___	(i)	Information Relating to Possession or Control Requirements Under Rule 15c3-3
x/(1)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3
___	(k)	A Reconciliation between the audited and unaudited balance sheet with respect to methods of consolidation
x	(l)	An Oath or Affirmation
x	(m)	Supplementary Report of Independent Public Accountants on Internal Control Structure

(1) The Company is exempt from filing the "Computation for Determination of Reserve Requirements." As such, no reconciliation is required.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying statements of financial condition of BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank, as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Financial Condition

December 31, 2008 and 2007

Assets		**2008**	**2007**
Cash and cash equivalents	$	1,682,833	1,696,475
Advisory fees receivable		50,000	189,000
Commissions receivable		29,029	53,325
Securities owned, at fair value		82,413	14,848
Due from affiliated company, net		—	14,207
Deposit with clearing organization		75,000	75,000
Other assets		923	—
Furniture and equipment, net		244,246	289,983
Deferred income taxes		24,330	6,892
	$	2,188,774	2,339,730
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	114,970	315,537
Other liabilities		107,772	188,836
Due to affiliated company, net		27,326	—
Total liabilities		250,068	504,373
Stockholder's equity:			
Common stock, without par value. Authorized, issued, and outstanding 1 share		—	—
Additional paid-in capital		1,500,000	1,500,000
Retained earnings		438,706	335,357
Total stockholder's equity		1,938,706	1,835,357
	$	2,188,774	2,339,730

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Operations

Years ended December 31, 2008 and 2007

	2008	2007
Income:		
Commissions	$ 3,991,597	4,664,442
Advisory fees	366,818	1,624,523
Interest	51,545	84,164
Other	14,000	42,501
	4,423,960	6,415,630
Expenses:		
Salaries and employee benefits	3,143,484	3,877,112
Clearing organization fees	370,315	337,719
Advisory fees	59,301	439,964
Registration fees and professional dues	186,815	197,298
Office occupancy and equipment	283,344	219,118
Communications and marketing	24,044	45,843
Other	187,025	217,736
	4,254,328	5,334,790
Income before income taxes	169,632	1,080,840
Income tax expense	66,283	411,287
Net income	$ 103,349	669,553

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2008 and 2007

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
Balance at December 31, 2006	$	—	1,500,000	(334,196)	1,165,804
Net income		—	—	669,553	669,553
Balance at December 31, 2007		—	1,500,000	335,357	1,835,357
Net income		—	—	103,349	103,349
Balance at December 31, 2008	$	—	1,500,000	438,706	1,938,706

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Statements of Cash Flows

Years ended December 31, 2008 and 2007

		2008	2007
Cash flow from operating activities:			
Net income	$	103,349	669,553
Adjustments to reconcile net income to net cash provided by operating activities:			
Loss (gain) on securities owned		7,435	(5,611)
Depreciation		116,119	91,557
Deferred income taxes		(17,438)	1,919
Decrease (increase) in assets:			
Advisory fees receivable		139,000	(16,500)
Commissions receivable		24,296	(22,627)
Deposit with clearing organization		—	922
Other assets		(923)	1,056
Increase (decrease) in liabilities:			
Accrued compensation		(200,567)	40,054
Other liabilities		(81,064)	(13,081)
Due to affiliated company, net		41,533	34,124
Net cash provided by operating activities		131,740	781,366
Cash flows from investing activities:			
Purchases of securities owned		(100,000)	—
Redemptions of securities owned		25,000	—
Capital expenditures		(70,382)	(183,901)
Net cash used in investing activities		(145,382)	(183,901)
Net (decrease) increase in cash and cash equivalents		(13,642)	597,465
Cash and cash equivalents at beginning of year		1,696,475	1,099,010
Cash and cash equivalents at end of year	$	1,682,833	1,696,475

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Operations

BancorpSouth Investment Services, Inc. (the Company), a wholly owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advisory and securities brokerage services. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is regulated by the Financial Industry Regulatory Authority (FINRA). The Company clears customer transactions through Pershing, LLC on a fully disclosed basis.

(b) Commissions

Commissions are recognized on a trade-date basis as security transactions occur.

(c) Advisory fee income

Institutional advisory fees and retail advisory fees are recognized and received monthly and quarterly, respectively. Fees are based on either the month end managed asset values or the average daily assets under management. In early 2008, the Company made a decision to exit the institutional advisory business. Managed asset values were approximately $24,000,000 and $431,000,000 at December 31, 2008 and 2007, respectively.

(d) Securities Owned

Securities owned by the Company at December 31, 2008, consist primarily of auction rate preferred share securities which do not currently trade in an active, liquid market. The distributor of the securities plans to redeem these securities in full. Based on an assessment of the fund assets, management believes that full redemption values of these securities will be recovered. The Company carries these securities at redemption value, which approximates fair value at December 31, 2008.

(e) Income Taxes

The Company's results of operations are included in the consolidated Federal and state income tax returns filed by BancorpSouth, Inc., parent company of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and state statutory rates for each subsidiary's taxable income or loss. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled. The Company had no uncertain tax positions at December 31, 2008.

(Continued)

(f) ***Cash Equivalents***

The Company considers only cash and money market mutual funds to be cash equivalents.

(g) ***Fair Value of Financial Instruments***

At December 31, 2008 and 2007, the carrying values of the Company's financial instruments approximate their fair values.

(h) ***Furniture and Equipment***

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(i) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(j) ***Reclassifications***

Certain 2007 balances have been reclassified to be consistent with the current year presentation.

(2) Affiliated Company

Certain operating expenses are paid by the Bank on behalf of the Company and certain commission expenses are paid by the Company on behalf of the Bank. At December 31, 2008, the Company was liable to the Bank for net operating expense reimbursements totaling $27,326. At December 31, 2007, the Bank was liable to the Company for net operating expense reimbursements totaling $14,207. Additionally, the Company had $66,992 and $45,830 of cash on deposit with the Bank at December 31, 2008 and 2007, respectively. Most of the Company's offices are located within branch offices of the Bank. The Bank does not charge office rent for the use of this space.

(Continued)

(3) Furniture and Equipment

Furniture and equipment at December 31, 2008 and 2007 consist of:

		2008	2007
Leasehold improvements	$	58,217	58,217
Furniture, fixtures, and equipment		737,223	724,623
Software		436,395	378,613
Other		27,347	27,347
		1,259,182	1,188,800
Less accumulated depreciation and amortization		(1,014,936)	(898,817)
	$	244,246	289,983

Depreciation expense was $116,119 and $91,557 for the years ended December 31, 2008 and 2007, respectively.

(4) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2008, the Company's net capital exceeded required capital by $1,284,601 and the ratio of aggregate indebtedness to net capital was 0.16 to 1.

(5) Statement of Changes in Subordinated Liabilities

The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required by Rule 17a-5 of the Securities and Exchange Commission since no such liabilities existed at December 31, 2008 and 2007 or at any time during the years then ended.

(Continued)

(6) Income Taxes

The current and deferred components of income tax expense follow:

		2008	2007
Current:			
Federal	$	72,777	355,856
State		10,944	53,512
		83,721	409,368
Deferred:			
Federal		(15,158)	1,668
State		(2,280)	251
		(17,438)	1,919
	$	66,283	411,287

The differences between the income tax expense shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2008 and 2007 to income before income taxes follow:

		2008	2007
Expected income tax expense	$	59,371	378,294
State income taxes, net		5,632	34,946
Nondeductible expenses		2,634	3,831
Tax credits and other, net		(1,354)	(5,784)
	$	66,283	411,287

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset follow:

		2008	2007
Accrued vacation	$	22,417	25,780
Furniture and equipment, due to differences in depreciation		1,913	(18,888)
	$	24,330	6,892

(7) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that the ultimate disposition of these matters will not have a material adverse effect on the Company's financial statements.

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of BancorpSouth Bank)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Total stockholder's equity			$	1,938,706
Less nonallowable assets:				
Advisory fees receivable	$	50,000		
Deferred tax asset		24,330		
Furniture and equipment, net		244,246		
				318,576
Net capital before haircuts				1,620,130
Less haircuts				85,529
Net capital			$	1,534,601
Computation of Basic Net Capital Requirement				
Aggregate indebtedness			$	250,068
Net capital requirement			$	250,000
Excess net capital			$	1,284,601
Ratio of aggregate indebtedness to net capital				0.16 to 1
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008):				
Net capital, as reported in Company's Part II (unaudited) FOCUS report			$	1,556,066
Audit adjustments, net				21,465
Net capital per above			$	1,534,601

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 900, Morgan Keegan Tower
Fifty North Front Street
Memphis, TN 38103

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Non issuer Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of BancorpSouth Investment Services, Inc. (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Memphis, Tennessee
February 26, 2009

KPMG

BANCORPSOUTH INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of BancorpSouth Bank)

Financial Statements and Schedule

December 31, 2008 and 2007

(With Independent Auditors' Report Thereon)